(m)(3)(i)

AMENDED and Restated SCHEDULE a

with respect to the

SECOND AMENDED and restated Service and Distribution Plan

for

ING Mutual funds

class C shares

Fund	Maximum Combined Service and Distribution Fees (as a percentage of average daily net assets)
ING Diversified Emerging Markets Debt Fund	1.00%
ING Diversified International Fund	1.00%
ING Emerging Markets Equity Dividend Fund	1.00%
ING Emerging Markets Equity Fund	1.00%
ING Global Bond Fund	1.00%
ING Global Equity Dividend Fund	1.00%
ING Global Opportunities Fund	1.00%
ING Global Perspectives Fund	1.00%
ING International Real Estate Fund	1.00%
ING International Small Cap Fund	1.00%
ING International Value Choice Fund	1.00%
ING International Value Equity Fund	1.00%

Date last updated: March 7, 2013